Exhibit 99.(c)(2)

Fundrise MF JV 1, LLC

Delaware	86-1581070
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Consolidated Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2022

For questions contact:
Telephone: (202) 584-0550

Email: investments@fundrise.com

11 Dupont Circle NW, 9th Floor

Washington, D.C. 20036

(202) 584-0550

Index to the CONSOLIDATED Financial Statements of

Fundrise MF JV 1, LLC

Independent Auditors’ Report	3 - 4

Consolidated Balance Sheets	5

Consolidated Statements of Operations	6

Consolidated Statements of Members’ Equity	7

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	9 - 20

Supplemental Schedules – Consolidating Balance Sheets and Statements of Operations	21 - 26

KPMG LLP

Suite 900

8350 Broad Street

McLean, VA 22102

Independent Auditors’ Report

To the Members

Fundrise MF JV 1, LLC:

Opinion

We have audited the consolidated financial statements of Fundrise MF JV 1, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, members’ equity, and cash flows for the year ended December 31, 2022 and for the period from January 20, 2021 (Inception) to December 31, 2021, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from January 20, 2021 (Inception) to December 31, 2021 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Other Information

Management is responsible for the other information attached to the consolidated financial statements. The other information comprises balance sheets as of December 31, 2022 for each of the Company’s subsidiaries and related statements of operations for the year then ended, but does not include the consolidated financial statements and our auditors’ report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

McLean, Virginia

February 25, 2023

Fundrise MF JV 1, LLC

Consolidated Balance Sheets

(Amounts in thousands)

	As of December 31, 2022	As of December 31, 2021
ASSETS
Cash	$17,433	$29,332
Restricted cash	1,906	2,715
Other assets, net	5,038	3,289
Derivative financial instrument	1,266	111
Investments in real estate held for improvement	6,123	5,152
Investments in rental real estate properties, net	559,484	440,103
Total Assets	$591,250	$480,702

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$6,859	$2,631
Due to related parties	301	147
Distributions payable	929	1,116
Rental security deposits and other liabilities	1,207	842
Mortgages payable, net	161,238	263,181
Credit facility	165,318	-
Total Liabilities	335,852	267,917

Total Members’ Equity	255,398	212,785
Total Liabilities and Members’ Equity	$591,250	$480,702

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise MF JV 1, LLC

Consolidated Statements of Operations

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Period January 20, 2021 (Inception) through December 31, 2021
Revenue
Rental revenue	$39,767	$17,221
Other property revenue	3,948	1,598
Other revenue	67	-
Total Revenue	43,782	18,819

Expenses
Property operations and maintenance	21,571	8,025
Depreciation and amortization	20,252	12,244
Asset management and other fees	3,577	-
General and administrative expenses	230	386
Total Expenses	45,630	20,655

Other Income (Expense)
Interest expense	(11,810)	(2,728)
Increase (decrease) in fair value of derivative financial instrument	1,141	(29)
Total Other Expenses	(10,669)	(2,757)

Net Loss	$(12,517)	$(4,593)

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise MF JV 1, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands)

	Operating Member	Investor Member	Total Members’ Equity
January 20, 2021 (Inception)	$-	$-	$-
Contributions	22,204	199,840	222,044
Distributions	(467)	(4,199)	(4,666)
Net loss	(459)	(4,134)	(4,593)
December 31, 2021	$21,278	$191,507	$212,785
Contributions	17,261	155,339	172,600
Distributions	(11,747)	(105,723)	(117,470)
Net loss	(1,252)	(11,265)	(12,517)
December 31, 2022	$25,540	$229,858	$255,398

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise MF JV 1, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Period January 20, 2021 (Inception) through December 31, 2021
OPERATING ACTIVITIES:
Net loss	$(12,517)	$(4,593)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	20,252	12,244
Amortization of deferred financing costs	1,829	525
Bad debt expense	547	164
(Increase) decrease in fair value of derivative financial instrument	(1,141)	29
Changes in assets and liabilities:
Net increase in other assets, net	(554)	(2,287)
Net increase in accounts payable and accrued expenses	4,228	2,631
Net increase in due to related party	154	147
Net increase in rental security deposits and other liabilities	367	842
Net cash provided by operating activities	13,165	9,702
INVESTING ACTIVITIES:
Investment in rental real estate properties	(138,438)	(385,856)
Investment in real estate held for improvement	(971)	(5,152)
Net cash used in investing activities	(139,409)	(391,008)
FINANCING ACTIVITIES:
Capital contributions from Members	172,600	154,387
Repayment of mortgages payable	(173,837)	(47,850)
Proceeds from mortgages payable	71,750	312,188
Payment of deferred financing fees	(4,638)	(1,682)
Proceeds from credit facility	271,318	-
Repayment of credit facility	(106,000)	-
Purchase of derivative financial instrument	-	(140)
Distributions paid to Members	(117,657)	(3,550)
Net cash provided by financing activities	113,536	413,353

Net (decrease) increase in cash and restricted cash	(12,708)	32,047
Cash and restricted cash, beginning of period	32,047	-
Cash and restricted cash, end of period	$19,339	$32,047

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for interest	$9,175	$1,884

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Distributions payable to Members	$929	$1,116
Real estate investments contributed by Members	$-	$67,657

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise MF JV 1, LLC

Notes to the Consolidated Financial Statements

1.	Formation and Organization

Fundrise MF JV 1, LLC was formed on January 20, 2021, as a Delaware limited liability company and is governed by a limited liability company operating agreement (the “Operating Agreement”). The “Company”, “we”, “us”, and “our” collectively refer to Fundrise MF JV 1, LLC and its consolidated subsidiaries except where the context otherwise requires. The Company is owned 10% by Fundrise Balanced eREIT II, LLC (the “Operating Member”) and 90% by Fundrise Real Estate Interval Fund, LLC (the “Investor Member”) (collectively referred to as “the Members”). The Operating Member serves as the manager of the Company and has responsibility for day-to-day management and operations in accordance with the approved plans and budgets.

Our Members are externally managed by Fundrise Advisors, LLC (the “Manager”), which is an investment adviser registered with the Securities and Exchange Commission (“SEC”), and a wholly-owned subsidiary of Rise Companies Corp. (the “Sponsor”).

The Company was organized primarily to originate, invest in and manage a diversified portfolio of residential real estate properties. The Company substantially commenced operations on March 5, 2021 with the acquisition of FRMF-GTOWN-OPS, LLC, a stabilized garden style multifamily property totaling 270 units in Georgetown, TX. The Company has acquired an additional eight residential properties and one parcel of entitled land as of December 31, 2022.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company has no items of other comprehensive income or loss in any period presented.

As a result of the ongoing global COVID-19 outbreak, economic uncertainties persist that could have an adverse impact on economic and market conditions. The global impact of the pandemic has been rapidly evolving and presents material uncertainty and risk with respect to the Company's performance and financial results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. There were no VIEs as of December 31, 2022 and 2021 or for the year ended December 31, 2022 or the period from January 20, 2021 (Inception) to December 31, 2021.

All intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, townhomes, or multifamily properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities on a relative fair value basis. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvements as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives of the assets are as follows:

Description	Depreciable Life
Building	25 – 35 years
Building improvements	15 – 30 years
Site improvements	10 – 20 years
Furniture and fixtures	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, no such impairment occurred.

Deferred Financing Costs

Deferred financing costs are loan fees, capital markets fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using a method which approximates the effective interest method. Deferred financing costs related to mortgage notes payable are recorded as reduction of the related debt on the accompanying consolidated balance sheets. Deferred financing costs related to loan advances on the Credit Facility, as defined in Note 5, are recorded within “Other assets, net” on the accompanying consolidated balance sheets. The amortization of deferred financing costs is recorded within “Interest expense” on the accompanying consolidated statements of operations.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes and, as such, is not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the Members and reported on their respective tax returns. The Company’s federal tax status as a pass-through entity is based on its default classification as a limited liability company with more than one member, that is treated as a partnership. The Company assessed all of the tax positions it intends to take, both routine and those with a greater level of uncertainty, and determined that no unrecognized tax benefits are required to be recorded. There were no investments during the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021 that contained any uncertain tax positions that warrant further discussion herein.

The Company has one taxable real estate investment trust (“REIT”) subsidiary (“TRS”), which was formed with an effective date of April 1, 2022. As a result of this formation, we will record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no material TRS income or expense activity during the period ended December 31, 2022, and as such no income tax expense was recorded. As of December 31, 2022, there are no gross deferred tax assets or liabilities.

The Company files various federal, state, and local tax returns within the United States. No returns are currently under examination; however, the statute of limitations of the Company’s federal tax returns generally remains open three years after the date of filing (state and local tax returns may remain open for an additional year depending upon the jurisdiction).

Revenue Recognition

Rental and other property revenues are recorded when due from tenants and recognized monthly as earned. Other property revenue consists primarily of administrative, application, and other transactional fees charged to tenants. Advance receipts of rental revenue are deferred until earned and presented as “Rental security deposits and other liabilities” on the consolidated balance sheets. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Leases entered into for the rental of an apartment unit or townhome are generally year-to-year, renewable upon consent of both parties on an annual or monthly basis.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022.  The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update 2022-06 (“ASU 2022-06”) deferring the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022, related to contract modifications which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

3.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Rental Real Estate Properties

For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, the Company acquired two and seven rental real estate properties, respectively. The following table summarizes the asset acquisition allocation for our investments in rental real estate properties (amounts in thousands):

	For the Year Ended December 31, 2022	For the Period January 20, 2021 (inception) through December 31, 2021
Land and land improvements	$38,713	$52,898
Building and building improvements	93,568	382,429
Furniture, fixtures and equipment	3,876	12,212
In-place leases	1,181	5,660
Total acquisition cost (1)	$137,338	$453,199

(1)	Rental real estate properties acquired were funded with cash, contributions paid directly by Members, and mortgages payable. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, total acquisition cost excludes approximately $1.1 million and $314,000, respectively, of subsequent improvements in rental real estate properties.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land and land improvements	$92,374	$53,108
Building and building improvements	476,588	382,523
Furniture, fixtures and equipment	16,148	12,222
Total gross investment in rental real estate properties	$585,110	$447,853
Less: Accumulated depreciation	(25,626)	(7,750)
Total investment in rental real estate properties, net	$559,484	$440,103

As of December 31, 2022 and 2021, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $9.2 and $7.3 million, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $5.8 and $4.5 million, respectively.

For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, the Company recognized approximately $17.9 and $7.8 million, respectively, of depreciation expense on rental real estate properties.

 Real Estate Held for Improvement

As of December 31, 2022 and 2021, the Company had one real estate property held for improvement. The following table presents the Company’s investment in real estate held for improvement (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$5,128	$5,128
Work in progress	995	24
Total investment in real estate held for improvement	$6,123	$5,152

As of December 31, 2022 and 2021, real estate held for improvement included capitalized transaction costs of approximately $67,000, which includes cumulative acquisition fees paid to an affiliate of the Members of approximately $51,000.

4.	Other Assets, net

The balance in other assets, net consists of the following (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Deferred financing costs, net	$2,910	$-
Other prepaid expenses	1,344	1,257
Tenant receivables, net	383	623
Prepaid insurance	288	243
Other	113	-
In-place lease assets, net	-	1,166
Total other assets, net	$5,038	$3,289

As of December 31, 2022 and 2021, total deferred financing costs related to the Credit Facility incurred were approximately $3.8 million and $0, respectively. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, amortization expense on deferred financing costs was approximately $904,000 and $0, respectively, and is included in “Interest expense” in the consolidated statements of operations.

As of December 31, 2022 and 2021 tenant receivables were recorded net of an allowance for credit losses of approximately $74,000 and $83,000, respectively. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, the Company recorded approximately $547,000 and $164,000, respectively, in bad debt expense and is included as a reduction in “Rental revenue” in the consolidated statements of operations.

For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, amortization of in-place lease assets was approximately $2.4 and $4.5 million, respectively, and is included in “Depreciation and amortization” in the consolidated statements of operations. The in-place lease assets were fully amortized as of December 31, 2022.

5.	Credit Facility

On March 9, 2022, Fundrise MF Facility 1 Borrower, LLC (the “Borrower LLC”), a subsidiary of the Company, executed an agreement for a revolving credit facility with an initial commitment of $125.0 million and a maximum commitment capacity available to the Company of up to $400.0 million, secured by real property owned by the Borrower’s subsidiaries (the “Credit Facility”). The Credit Facility was amended on May 18, 2022 to increase the commitment amount to $175.0 million. The Credit Facility bears interest at the secured overnight financing rate, or SOFR, with a 0% floor, plus an applicable margin that ranges from 0.75% to 1.75%. During the year ended December 31, 2022, the all-in interest rate ranged from approximately 2.1% to 5.7%. The Credit Facility calls for monthly interest payments for the entire term of the loan. The Credit Facility balance can also be drawn on and repaid with no penalty. The Credit Facility matures on March 9, 2025, with two twelve-month extension options at our discretion subject to meeting certain requirements. For the year ended December 31, 2022, we incurred interest expense of approximately $3.1 million on the outstanding principal. As of December 31, 2022, approximately $182,000, of interest was payable to the lender, and is included in “Accounts payable and accrued expenses” in the consolidated balance sheets.

The Credit Facility contains a requirement for monitoring of the Credit Facility’s borrowing base availability. The borrowing base availability is the maximum amount that is allowed to be outstanding on the Credit Facility. As part of the quarterly reporting and as of December 31, 2022, the calculated borrowing base availability fell below the outstanding balance of the Credit Facility by approximately $7.8 million. When this situation occurs, we are required to make a payment to reduce the Credit Facility balance so that the outstanding balance of the Credit Facility is equal to or below the borrowing base availability. This payment is required to be made by the date that the quarterly borrowing base availability certification is due to the lender. This is not an event of default of the loan, and the borrowing base availability will continue to be monitored on a quarterly basis. The Company intends to make the required $7.8 million payment before the reporting deadline, March 31, 2023, and has sufficient cash available to do so.

The Credit Facility contains various financial and non-financial covenants. Included in these covenants are general liquidity and net worth requirements for the Borrower LLC and the Operating Member. The Operating Member is a guarantor, under certain circumstances outlined in the Credit Facility agreement. As of December 31, 2022, the Borrower LLC and Operating Member were in compliance with all financial and non-financial covenants per the Credit Facility agreement.

The following is a summary of the Credit Facility secured by the Company’s properties as of December 31, 2022 (dollar amounts in thousands):

Borrower	Commitment Amount (3)	Maturity Date	Interest Rate	Balance as of December 31, 2022 (1)(2)
Fundrise MF Facility 1 Borrower, LLC	$175,000	03/09/2025	SOFR (0% floor) + 1.75% margin benchmark rate or 0.75% base rate	$165,318

(1)	Excludes net deferred financing costs of approximately $2.9 million as of December 31, 2022. These unamortized deferred financing costs are included in “Other assets, net” on the consolidated balance sheet.
(2)	The Credit Facility is secured by the real estate investments held by FRMF – GTOWN -OPS, LLC, FRMF – Maitland, LLC, FRMF- Charleston, LLC, FRMF – Humble, LP, and FRMF Woodlands, LP.
(3)	As of December 31, 2022, the commitment amount is $175.0 million, with a maximum commitment capacity available to the Borrower LLC of up to $400.0 million.

The following table presents the expected future principal payments due under the Company’s Credit Facility as of December 31, 2022 (dollar amounts in thousands):

Year	Amount
2023	$7,784
2024	-
2025	157,534
2026	-
2027 and thereafter	-
Total	$165,318

6.	Mortgages Payable

The following is a summary of the mortgage notes secured by the Company’s properties as of December 31, 2022 (amounts in thousands):

Borrower (1)	Loan Effective Date	Amount of Loan	Interest Rate as of December 31, 2022	Interest Rate as of December 31, 2021	Maturity Date	Balance as of December 31, 2022	Balance as of December 31, 2021
FRMF-ODESSA, LLC (2)	12/30/2021	$64,501	SOFR (0% floor) + 2.31% margin	SOFR (0% floor) + 2.31% margin	12/30/2031	$64,501	$64,501
FRMF-PINELLAS, LLC (3)(6)	10/14/2021	$37,000	SOFR + 1.75% spread (with a 1.75% total floor)	LIBOR + 1.65% spread (with a 1.65% total floor)	10/14/2023	$26,000	$37,000
FRMF-VEGAS, LLC (4)(5)	02/25/2022	$42,250	SOFR (0% floor) + 1.40% margin	N/A	08/25/2023	$42,250	$-
FRMF-MYRTLE, LLC (2)	06/30/2022	$29,500	SOFR (0% floor) + 1.80% margin	N/A	06/30/2025	$29,500	$-

(1)	Each loan above was entered into or assumed by a wholly owned subsidiary (each a Borrower) of the Company. Each Borrower is a separate legal entity from its affiliates and therefore the assets and credit of each Borrower are not available to satisfy the debts and other obligations of any affiliates or any other entity. The Operating Member is the guarantor, under certain circumstances outlined in the loan agreements, of each of the loans above.
(2)	The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with no options to extend.
(3)	The initial loan executed on October 14, 2021 called for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with one option to extend, for an additional one-year period with the extension option at our discretion subject to meeting certain requirements. The one year option was exercised on October 14, 2022. In connection with the extension, approximately $11.0 million of the mortgage loan was repaid and the contractual interest was adjusted, as outlined above.
(4)	The Company has the option to extend the maturity date an additional six months to February 2024, which the Company expects to exercise
(5)	The loan calls for interest-only payments for the entire term of the loan and a principal balloon payment at maturity, with one option to extend, for an additional six-month period with the extension option at our discretion subject to meeting certain requirements.
(6)	The Company intends to refinance or repay this principal by either seeking a new loan, drawing proceeds freed up on the credit facility from a refinance of another performing asset off of the credit facility, calling capital from the Members, recycling cash from operations, or some combination of these options.

The mortgage notes listed below were entered into during 2021 and subsequently refinanced onto the Credit Facility (Note 5) during the year ended December 31, 2022 (amounts in thousands):

Borrower	Loan Effective Date	Amount of Loan	Loan Interest Rate as of December 31, 2021	Loan Maturity Date	Date Refinanced onto Credit Facility	Balance as of December 31, 2022	Balance as of December 31, 2021
FRMF-GTOWN-OPS, LLC	03/05/2021	$27,500	SOFR (0.25% floor) + 1.50% margin	03/04/2022	03/09/2022	$-	$27,500
FRMF-MAITLAND, LLC	06/02/2021	$45,719	LIBOR + 1.65% spread (with a 1.65% total floor)	08/02/2022	07/12/2022	$-	$45,719
FRMF-CHARLESTON, LLC	07/29/2021	$31,405	LIBOR Rate x Statutory Reserve Rate (0% floor) + 1.65% margin	07/29/2023	03/09/2022	$-	$31,405
FRMF-HUMBLE, LP	08/25/2021	$27,913	LIBOR + 1.65% spread (with a 1.65% total floor)	08/25/2022	03/09/2022	$-	$27,913
FRMF-WOODLANDS, LP	10/29/2021	$30,300	SOFR (0% floor) + 1.50% margin	10/28/2022	10/20/2022	$-	$30,300

For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, we incurred interest expense of approximately $7.8 and $2.7 million, respectively. Approximately $938,000 and $314,000 remained payable as of December 31, 2022 and 2021, respectively. None of the outstanding interest as of December 31, 2022 was related to the mortgages refinanced onto the Credit Facility during the year ended December 31, 2022.

The mortgage notes contain various financial and non-financial covenants. Included in these covenants are general liquidity, net worth, and contingent liability requirements for the Company and Operating Member. As of December 31, 2022 and 2021, the Company and Operating Member were in compliance with all financial and non-financial covenants per the mortgage notes.

As of December 31, 2022 and 2021, total financing costs related to mortgage loans incurred were approximately $1.5 and $1.6 million, respectively. Net financing costs are reflected on the consolidated balance sheets as a reduction to the related mortgage payable, which totaled approximately $1.0 million and $1.1 million as of December 31, 2022 and 2021, respectively. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, amortization of financing costs was approximately $925,000 and $525,000, respectively, and is included in “Interest expense” in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2022 (dollar amounts in thousands):

Year	Amount
2023	68,250
2024	-
2025	29,500
2026	-
2027 and thereafter	64,501
Total	$162,251

7.	Derivative Financial Instrument

Effective December 29, 2021, we entered into an interest rate cap agreement for $140,000 with a notional amount of approximately $64.5 million and a strike rate of 3.69% to manage our exposure to interest rate risk on the FRMF-ODESSA, LLC variable rate debt (see Note 6). The interest rate cap is not for trading or other speculative purposes.

The interest rate cap agreement matures on January 1, 2025. We have not designated the interest rate cap as a cash flow hedge, therefore the derivative does not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap are recognized immediately through earnings. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, we recognized an increase (decrease) in the fair value of the interest rate cap of approximately $1.1 million and ($29,000), respectively, recorded as “Increase (decrease) in fair value of derivative financial instrument” in our consolidated statements of operations.

The fair value of our derivative is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivative instrument as of December 31, 2022 and 2021 is shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2022		Fair Value as of December 31, 2021
Interest Rate Cap	$64,501	12/29/2021	1/1/2025		$$1,266	$111

8.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by market participants.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2022 and 2021, the Company’s significant financial instruments consist of cash, restricted cash, the derivative financial instrument, mortgage payables, and the outstanding principal on the Credit Facility.

The carrying amount of the Company’s cash and restricted cash as of December 31, 2022 and 2021 approximates fair value due to its short-term nature.

The only asset or liability as of December 31, 2022 and 2021 that is recorded at fair value on a recurring basis is the derivative financial instrument. As of December 31, 2022 and 2021, management estimated the fair value of our derivative financial instrument to be approximately $1.3 million and $111,000, respectively. We classify these fair value measurements as Level 2 as we use significant other observable inputs such as interest rate, term to maturity and volatility.

As of December 31, 2022 and 2021, the Credit Facility outstanding principal carrying value was approximately $165.3 million and $0, respectively, and the aggregate fair value approximated its carrying value. The fair value of our borrowings under variable rate agreements are estimated using a present value technique based on expected cash flows discounted using the current market rates (Level 3).

As of December 31, 2022 and 2021, the mortgages payable outstanding principal carrying value was approximately $162.3 million and $264.3 million, respectively, and the aggregate fair value approximated its carrying value. We classify the mortgage payable fair value measurements as Level 3 as we use significant unobservable inputs and management judgement. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

9.	Members’ Equity

Capital contributions are required from the Members on a pro rata basis as defined in the Operating Agreement. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, capital contributions totaled approximately $172.6 million and $222.0 million, respectively.

Distributions shall be made to the Operating Member and the Investor Member pro rata in proportion to their respective ownership percentages. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, the Company’s total distributions declared to Members was approximately $117.5 million and $4.7 million, respectively. Approximately $929,000 and $1.1 million of distributions were payable as of December 31, 2022 and 2021 respectively.

The Company’s net income or loss is allocated to Operating Member and the Investor Member pro rata in proportion to their respective ownership percentages.

10.	Property Management Agreements

The Company enters into property management agreements with third parties for all acquisitions. As of December 31, 2022, the Company has active agreements with two third party property managers.

In connection with the acquisitions described in Note 3, for the year ended December 31, 2022, the Company entered into two property management agreements with a third party for a one-year period. These agreements shall automatically be extended for successive periods of one year, and may be terminated by either party after the end of the initial term if one party gives the other party written notice. Property management fees for these agreements range from 2.50% to 2.75% of gross receipts with a minimum management fee ranging from $5,000 to $5,750, as defined in the property management agreements. As of December 31, 2022, there are seven active property management agreements with this third party.

During the year ended December 31, 2022, one property management agreement from the prior year was terminated with a third party. A new agreement was entered into with the property manager and terms described above. The remaining two agreements from the prior year shall automatically continue on a month-to-month basis unless one party gives the other party written notice of its intent not to renew the agreement. Property management fees for these agreements are equal to 2.5% of gross collections with a minimum management fee of $8,500, as defined in the property management agreements. As of December 31, 2022, there are two active property management agreements with this third party.

For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, the Company incurred property management fees of approximately $1.2 million and $483,000, respectively, which are included in “Property operations and maintenance” expense on the accompanying consolidated statements of operations.

11.	Related Party Transactions

Operating Expenses

Under the terms of the Operating Agreement, the Company shall pay or reimburse the Operating Member for expenses incurred directly related to the operation, maintenance, and administration of the Company. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, the Operating Member incurred approximately $4,000 and $122,000, respectively, of reimbursable operating costs on our behalf. As of December 31, 2022 and 2021, approximately $0 and $107,000, respectively, of reimbursable operating costs were payable.

Acquisition Fees

During 2022, we paid the Sponsor a one-time acquisition fee equal to 1.0% of the purchase price of each real estate property acquired. Acquisition fees are capitalized in “Rental real estate properties” and “Real estate held for improvement” in the consolidated balance sheets. For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, total acquisition fees paid to the Sponsor were approximately $1.4 and $4.5 million, respectively. As of December 31, 2022 and 2021, no acquisition fees were payable.

Deposits

In connection with the acquisition of FRMF - Vegas, LLC, we reimbursed an affiliate approximately $2.0 million for a deposit that was paid by the affiliate prior to close.

Affiliate Service Agreement

Effective January 1, 2022, the Company entered into a real estate services agreement (the “Service Agreement”) with Fundrise Real Estate, LLC, a subsidiary of the Sponsor. The Service Agreement outlines various services Fundrise Real Estate, LLC agrees to perform as an independent contractor on a non-exclusive basis, including but not limited to real estate asset management, origination and acquisition services, loan servicing, and development and entitlement services. Compensation for such services is paid to Fundrise Real Estate, LLC as described in the Service Agreement.

For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, the Company incurred asset management fees of approximately $3.1 million and $0, respectively, and debt servicing fees of approximately $439,000 and $0, respectively, which are both included in “Asset management and other fees” on the accompanying consolidated statements of operations. As of December 31, 2022 and 2021, approximately $310,000 and $0, respectively, were payable to Fundrise Real Estate, LLC.

For the year ended December 31, 2022 and the period January 20, 2021 (inception) through December 31, 2021, the Company incurred capital markets fees of approximately $1.2 million and $0, respectively, related to the closing of the Credit Facility and property mortgages. As of December 31, 2022 and 2021, no capital markets fees were payable to Fundrise Real Estate, LLC.

12.	Commitments and Contingencies

Litigation

In the ordinary course of business, we may become subject to litigation or claims. As of December 31, 2022 and 2021, there were no material pending legal proceedings to which the Company is a party.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through February 25, 2023, for potential recognition or disclosure. We have determined that there are no events and transactions that have occurred through February 25, 2023 that require potential recognition or disclosure.

Supplemental Schedules

Consolidating Balance Sheets

(Amounts in thousands)

	Fundrise MF JV 1, LLC	Fundrise MF PORTFOLIO, LLC	Fundrise MF FACILITY 1 BORROWER, LLC	Fundrise MF TRS 1, LLC	FRMF-GTOWN-OPS, LLC	FRMF-ODESSA, LLC

	rounded	rounded	rounded	rounded	rounded	Rounded

	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022
ASSETS
Cash and cash equivalents	$5,215	$-	$2,085	$-	$2,217	$528
Restricted cash	-	-	-	-	91	611
Other assets, net	4,762	774	2,261	-	47	85
Derivative financial instrument	-	-	-	-	-	1,266
Investments in subsidiaries	263,182	263,182	287,918	-	-	-
Investments in real estate held for improvement	-	-	-	-	-	-
Investments in rental real estate properties, net	-	-	-	-	47,660	82,341
Total Assets	$273,159	$263,956	$292,264	$-	$50,015	$84,831

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$49	$-	$211	$-	$1,063	$498
Due to related party	37	4,965	127	1	-	-
Distributions payable to Owner	-	-	-	-	-	30
Distributions payable	929	-	-	-	-	-
Rental security deposits and other liabilities	-	-	-	-	107	186
Mortgages payable, net	-	(216)	-	-	-	63,939
Credit facility	-	-	165,318	-	-	-
Total Liabilities	1,015	4,749	165,656	1	1,170	64,653

Total Members' Equity	272,144	259,207	126,608	(1)	48,845	20,178
Total Liabilities and Members' Equity	$273,159	$263,956	$292,264	$-	$50,015	$84,831

Supplemental Schedules (continued)

Consolidating Balance Sheets

(continued)

(Amounts in thousands)

	FRMF-MAITLAND, LLC	FRMF-CHARLESTON, LLC	FRMF-HUMBLE, LP	FRMF-PINELLAS, LLC	FR HERON BAY, LLC	FRMF-WOODLANDS, LP

	rounded	rounded	rounded	rounded	rounded	rounded

	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022
ASSETS
Cash and cash equivalents	$590	$1,020	$1,746	$751	$-	$1,972
Restricted cash	111	591	67	122	-	103
Other assets, net	91	107	175	111	1,201	87
Derivative financial instrument	-	-	-	-	-	-
Investments in subsidiaries	-	-	-	-	-	-
Investments in real estate held for improvement	-	-	-	-	6,123	-
Investments in rental real estate properties, net	78,940	52,867	47,324	63,187	-	53,602
Total Assets	$79,732	$54,585	$49,312	$64,171	$7,324	$55,764

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$120	$824	$1,384	$418	$-	$1,621
Due to related party	-	-	-	-	-	-
Distributions payable to Owner	4	-	-	62	-	-
Distributions payable	-	-	-	-	-	-
Rental security deposits and other liabilities	124	178	92	134	-	153
Mortgages payable, net	-	-	-	25,962	-	-
Credit facility	-	-	-	-	-	-
Total Liabilities	248	1,002	1,476	26,576	-	1,774

Total Members' Equity	79,484	53,583	47,836	37,595	7,324	53,990
Total Liabilities and Members' Equity	$79,732	$54,585	$49,312	$64,171	$7,324	$55,764

Supplemental Schedules (continued)

Consolidating Balance Sheets

(continued)

(Amounts in thousands)

	FRMF-VEGAS, LLC	FRMF-MYRTLE, LLC	Eliminations	MF JV 1, LLC Consolidated

	rounded	rounded	rounded	rounded

	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022	As of December 31, 2022
ASSETS
Cash and cash equivalents	$974	$335	$-	$17,433
Restricted cash	129	81	-	1,906
Other assets, net	189	39	(4,891)	5,038
Derivative financial instrument	-	-	-	1,266
Investments in subsidiaries	-	-	(814,282)	-
Investments in real estate held for improvement	-	-	-	6,123
Investments in rental real estate properties, net	78,556	55,007	-	559,484
Total Assets	$79,848	$55,462	$(819,173)	$591,250

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Accounts payable and accrued expenses	$441	$230	$-	$6,859
Due to related party	(1)	(33)	(4,795)	301
Distributions payable to Owner	-	-	(96)	-
Distributions payable	-	-	-	929
Rental security deposits and other liabilities	136	97	-	1,207
Mortgages payable, net	42,169	29,384	-	161,238
Credit facility	-	-	-	165,318
Total Liabilities	42,745	29,678	(4,891)	335,852

Total Members' Equity	37,103	25,784	(814,282)	255,398
Total Liabilities and Members' Equity	$79,848	$55,462	$(819,173)	$591,250

Supplemental Schedules (continued)

Consolidating Statements of Operations

(Amounts in thousands)

	Fundrise MF JV 1, LLC	Fundrise MF PORTFOLIO, LLC	Fundrise MF FACILITY 1 BORROWER, LLC	Fundrise MF TRS 1, LLC	FRMF-GTOWN-OPS, LLC	FRMF-ODESSA, LLC

	rounded	rounded	rounded	rounded	rounded	rounded

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022
Revenue
Rental revenue	$-	$-	$-	$-	$4,740	$7,611
Other property revenue	-	-	-	-	457	755
Other revenue	67	-	-	-	-	-
Total Revenue	67	-	-	-	5,197	8,366

Expenses
Property operating and maintenance	-	-	-	-	2,377	3,261
Depreciation and amortization	-	-	-	-	1,656	3,012
Asset management and other fees	-	3,577	-	-	-	-
General and administrative expenses	204	16	9	1	-	-
Total Expenses	204	3,593	9	1	4,033	6,273

Other Income (Expense)
Interest expense	-	(366)	(3,829)	-	(95)	(2,421)
Increase (decrease) in fair value of derivative financial instrument	-	-	-	-	-	1,141
Total Other Income (Expenses)	-	(366)	(3,829)	-	(95)	(1,280)

Net Income (Loss)	$(137)	$(3,959)	$(3,838)	$(1)	$1,069	$813

Supplemental Schedules (continued)

Consolidating Statements of Operations

(continued)

(Amounts in thousands)

	FRMF-MAITLAND, LLC	FRMF-CHARLESTON, LLC	FRMF-HUMBLE, LP	FRMF-PINELLAS, LLC	FR HERON BAY, LLC	FRMF-WOODLANDS, LP

	rounded	rounded	rounded	rounded	rounded	rounded

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022
Revenue
Rental revenue	$6,420	$4,282	$4,247	$4,543	$-	$4,026
Other property revenue	365	431	456	446	-	358
Other revenue	-	-	-	-	-	-
Total Revenue	6,785	4,713	4,703	4,989	-	4,384

Expenses
Property operating and maintenance	3,004	2,465	2,940	2,505	-	3,237
Depreciation and amortization	2,788	2,206	2,038	2,521	-	2,148
Asset management and other fees	-	-	-	-	-	-
General and administrative expenses	-	-	-	-	-	-
Total Expenses	5,792	4,671	4,978	5,026	-	5,385

Other Income (Expense)
Interest expense	(799)	(218)	(116)	(1,222)	-	(609)
Increase (decrease) in fair value of derivative financial instrument	-	-	-	-	-	-
Total Other Income (Expenses)	(799)	(218)	(116)	(1,222)	-	(609)

Net Income (Loss)	$194	$(176)	$(391)	$(1,259)	$-	$(1,610)

Supplemental Schedules (continued)

Consolidating Statements of Operations

(continued)

(Amounts in thousands)

	FRMF-VEGAS, LLC	FRMF-MYRTLE, LLC	Eliminations	MF JV 1, LLC Consolidated

	rounded	rounded	rounded	rounded

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2022
Revenue
Rental revenue	$2,900	$998	$-	$39,767
Other property revenue	613	67	-	3,948
Other revenue	-	-	-	67
Total Revenue	3,513	1,065	-	$43,782

Expenses
Property operating and maintenance	1,307	475	-	21,571
Depreciation and amortization	2,621	1,262	-	$20,252
Asset management and other fees	-	-	-	3,577
General and administrative expenses	-	-	-	230
Total Expenses	3,928	1,737	-	45,630

Other Income (Expense)
Interest expense	(1,310)	(825)	-	$(11,810)
Increase (decrease) in fair value of derivative financial instrument	-	-	-	1,141
Total Other Income (Expenses)	(1,310)	(825)	-	(10,669)

Net Income (Loss)	$(1,725)	$(1,497)	$-	$(12,517)